Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

News

Contact: Tom Marder, (301) 380-2553, thomas.marder@marriott.com

MARRIOTT INTERNATIONAL FILES FORM S-4 REGISTRATION STATEMENT RELATED TO PROPOSED ACQUISITION OF STARWOOD HOTELS & RESORTS WORLDWIDE IN A MERGER TRANSACTION; WILL RESUME SHARE REPURCHASES

Bethesda, MD, December 22, 2015 – Marriott International, Inc. (NASDAQ: MAR) announced today that it has filed a joint proxy and registration statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) in connection with the company’s proposed acquisition of Starwood Hotels & Resorts Worldwide in a merger transaction. Once complete, the transaction would result in the world’s largest hotel company, with more than 5,500 hotels and 1.1 million rooms across 31 brands in over 100 countries. The combined company would be named Marriott International, Inc. and would be headquartered in Bethesda, MD.

While this registration statement has not yet become effective and the information contained therein is subject to change, it provides important information about Marriott’s proposed acquisition of Starwood. Once declared effective by the SEC, the final proxy statement/prospectus included in the Form S-4 will be mailed to both Marriott and Starwood shareholders prior to stockholder votes on the proposed acquisition. Marriott expects the transaction will close by mid-2016.

During the preparation of the pending registration statement, Marriott has been prohibited from engaging in share repurchases. With the filing of the draft Form S-4, Marriott will resume share repurchases immediately (subject to certain regulatory mandated volume limitations in effect until the shareholder meetings to vote on the proposed merger transaction). For 2015, Marriott expects nearly $2.2 billion will be returned to shareholders through share repurchases and dividends.

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on December 22, 2015, Marriott filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of Marriott and Starwood and other documents related to the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Marriott and Starwood will each file with the SEC a definitive proxy statement/prospectus and a definitive proxy statement/prospectus will be mailed to stockholders of Marriott and Starwood. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, in its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015, and in the joint proxy/registration statement on Form S-4, which was filed by Marriott with the SEC on December 22, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, in its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015, and in the joint proxy/registration statement on Form S-4, which was filed by Marriott with the SEC on December 22, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Note on forward-looking statements

This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q, in our current report on Form 8-K filed with the SEC on November 16, 2015 and in our registration statement on Form S-4 filed with the SEC on December 22, 2015. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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